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Jimmy McNamara Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Houston	Tel Aviv
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Re:	CG Oncology, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 4, 2023

CIK No. 0001991792

Dear Mr. McNamara:

We are in receipt of the letter dated December 18, 2023 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced confidential draft Amendment No. 1 to Draft Registration Statement. We are responding to the Staff’s comments on behalf of CG Oncology, Inc. (“CG Oncology” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating its disclosures in the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

January 2, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your disclosure on page 2 that cretostimogene has received fast track designation from the FDA for the treatment of high-risk, BCG-unresponsive NMIBC patients. Please provide balancing disclosure, as you note on page 28, that fast track designation by the FDA for cretostimogene may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that cretostimogene or any future product candidate which may receive fast track designation will receive marketing approval.

CG Oncology’s Response: The Company has revised page 2 of the Registration Statement in response to the Staff’s comment.

Summary Financial Data

Balance Sheet Data, page 13

2.

Your disclosure on page 13 states that pro forma column gives effect to the automatic conversion of all outstanding shares of your redeemable convertible preferred stock into an aggregate of 366,277,131 shares of common stock. However, it appears the conversion of your Series F redeemable convertible preferred stock has not been reflected in pro forma stockholders’ equity. Please explain why the automatic conversion of your Series F redeemable convertible preferred stock has not been reflected in pro forma stockholders’ equity, and revise to address this apparent inconsistency between these disclosures.

CG Oncology’s Response: The Company has revised page 13 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 80

3.

Your disclosure on page 80 states that your pro forma column reflects “the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 366,277,131 shares of our common stock.” However, it does not appear as though your Series F redeemable convertible preferred stock that was issued on July 28, 2023 has been included in your actual or pro forma columns. Please revise to address this apparent inconsistency.

CG Oncology’s Response: The Company has revised page 80 of the Registration Statement in response to the Staff’s comment.

Management

Executive Officers, page 133

4.

We note your response to comment 11, including your revised disclosure on page 134 that Mr. DiPalma works on a part-time basis as your CFO. Please include risk factor disclosure concerning Mr. DiPalma’s part-time status and the number of hours of service hours per month he is expected to provide.

CG Oncology’s Response: The Company’s respectfully advises the Staff that while technically part time, Mr. DiPalma plans to devote the necessary hours to manage the Company’s accounting team and financial reporting following the completion of the offering and listing on the Nasdaq stock exchange. The Company expects that Mr. DiPalma’s level of support will be substantially on par with the level that a full-time CFO would spend supporting a public company. The Company has revised page 43 of the Registration Statement in response to the Staff’s comment, including to reflect the foregoing.

January 2, 2024

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Arthur Kuan, CG Oncology, Inc.

Stephen DiPalma, CG Oncology, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP